EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Kirby Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-57625, No. 333-72592, No. 333-129290, No. 333-129333, No. 333-152565, and No. 333-152566) on Form S-8 of Kirby Corporation and consolidated subsidiaries of our reports dated February 25, 2011, with respect to the consolidated balance sheets of Kirby Corporation and consolidated subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Kirby Corporation and consolidated subsidiaries.

KPMG LLP

Houston, Texas

February 25, 2011